August 2, 2007

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
Mail Stop 7010
Washington, D.C.  20549-0405

RE:	Don Marcos Trading Co. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2 (the “Registration Statement”)
File No. 333-142976

Dear Mr. Schwall:

Thank you for the comments in your letter dated July 24, 2007 (the “Comment Letter”) regarding the Company’s Registration Statement.  Following please find the Company’s responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

General

1.           Per our telephone conference on July 27, 2006, in the Selling Stockholders table, we have provided information regarding who has voting control over all shares listed in the Selling Stockholders table by footnote if the person listed in the table does not have voting control.  We have also made the required changes to the Beneficial Ownership table based on this information.

2.             Per our telephone conference, we have added a risk factor as follows:

“Our business could change in the future without prior notice to our shareholders.

Our principals have sold companies in the past and the purchasers of these companies have changed the businesses of those companies.  These companies include Tornado Gold International Corporation formerly known as Nucotec, Inc. and EWorld Interactive, Inc. formerly known as Salty’s Warehouse, Inc.  While we currently have no intention to sell this company or change its business plan, this could happen in the future which would result in our shareholders owning shares in a company with an entirely different business.”

3.             Per our telephone conference, we added a statement in the Plan of Operation, Overview section, that our operations were limited from 2004 through 2006:

“From 2004 through 2006, our operations were limited.”

We also added a section to the Business section entitled History that describes the actions we have taken since inception and includes statements that our operations were limited from 2004 through 2006 and we have not yet made any sales or generated any revenue:

“History

We were incorporated on May 11, 1999 in the state of Florida to be the sole importer and distributor of Don Marcos® Coffee.  We prepared to conduct business by: (i) applying for our trademark in 1999 and processing our trademark registration application through 2002; (ii) establishing our merchant account in 2000; (iii) establishing our website in 2000; and (iv) entering into a Distribution Agreement with Don Marcos Coffee Company, S.A. in 2003.  From 2004 through 2006, our operations were limited.  In 2007, we designed our packaging for the coffee.  However, we have not yet made any sales of coffee nor generated any revenues from operations.”

We have also revised the prospectus throughout to cease from inadvertently implying that we currently have revenues or sales.

Plan of Operations

Current Activities and Plans

4.            The Registration Statement has been amended to disclose that we are using two cuppers and their qualifications are as follows:

“We are using two cuppers and their qualifications are as follows:

Cupper #1

•	Certified Specialty Coffee Association of American (SCAA) Cupper, 2003
•	1st place - National Cupping Competition 2003
•	International Judge representing Costa Rica during Sintercafe 2004
•	1st Place - Cupping Competition Sintercafe 2005
•	Certified Star Cupper
•	Invited as an International Judge in Guatemala 2005

Cupper #2

•	Certified SCAA Cupper, 2003
•	2nd Place - World Cupping Competition in Rimini, Italy 2004
•	3rd Place - Cupping competition Sintercafe 2005
•	1st Place - National Cupping competition 2002 and 2003
•	International Judge representing Costa Rica during Sintercafe 2002 and 2003
•	Invited as an International Judge in Panama 2003 and 2007”

Business

Don Marcos Coffee

5.           We have revised the Business, Don Marcos Coffee section of the Registration Statement to discuss the material terms of the distributorship agreement, including the price we pay for coffee as follows:

“The material terms of our Distributorship Agreement with Don Marcos Coffee Company, S.A. are:

•	We have exclusive worldwide rights to distribute all coffee products of Don Marcos Coffee Company, S.A.
•	We have the right to appoint subdistributors, but have not done so yet.
•	We must place a minimum order of $200 with payment terms of net 30 days.
•	We have a 30 day right of inspection of the coffee.
•	The agreement has an initial term of five years with automatic five year renewals unless either party terminates in writing at least 90 days prior to the end of any term.
•	We pay the current market price for coffee when we place an order for coffee from Don Marcos Coffee Company, S.A.”

Closing Comments

Thank you for your continued review of this Registration Statement.  Marked copies of Amendment No. 2 to the Registration Statement are enclosed herewith for your convenience.  Please advise if you have any further comments.

Very truly yours,

Don Marcos Trading Co.

/s/ Earl T. Shannon
By: Earl T. Shannon
Its: President

Cc:     Donna Levy, Esq.

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